SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2004

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TABLE OF CONTENTS

Item
1.	English translation of the Consolidated Financial Statements and Operating and Financial Review and Prospects of Compañía Internacional de Telecomunicaciones S.A. as of and for the fiscal years ended December 31, 2003 and 2002, including the report of independent public accountants.

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Item 1.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and

Operating and Financial Review and Prospects

as of December 31, 2003 and 2002

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”—an Argentine Corporation) and its consolidated subsidiary, Telefónica de Argentina S.A. (“Telefónica”), as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal year and the twelve-month period, respectively, then ended, prepared according to accounting principles adopted by the National Securities Commission of Argentina (“CNV”) (see paragraphs 6 and 7 of this report) applicable to consolidated financial statements, all stated in millions of pesos.

2.	The above-mentioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our audit conducted within the scope mentioned in paragraphs 3 and 4 of this report.

3.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements taken as a whole are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and is not intended to identify intentional misstatements or irregularities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

4.	We did not audit the financial statements of Telefónica´s consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002. The negative equity interest in Telinver S.A. as of December 31, 2003 amounts to $22 million (amount calculated considering the Company’s indirect ownership interest in such company)and the results of Telinver S.A. computed in the consolidated financial statements for the fiscal year ended on that date for the investment in this

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company amounted to a net income of $7 million (amount calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2004, expressing a qualified opinion due to an uncertainty about Telinver S.A.’s ability to continue as a going concern. Therefore, paragraph 8 of this report, with regard to the figures included in the Company´s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

5.	In note 2.5. to the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of the consolidated financial statements as of December 31, 2003 with regard to the measures implemented by the Argentine Government to deal with the economic crisis mentioned therein. Future final results may differ from those evaluations and estimates. The accompanying consolidated financial statements should be read considering these circumstances.

As described in note 11.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 6.b) to the consolidated financial statements describes several initiatives of Telefónica, including some exceptional measures, Telefónica’s Management has taken to mitigate the current impact of this situation. However, whether the participation of the Company in the recorded amounts of fixed assets and minimum presumed income tax credit by Telefónica as of December 31, 2003 of $4,751 million and $55 million, respectively, and the booked amount of goodwill related to the Company´s investment in Telefónica as of December 31, 2003 of $323 million, are fully recoverable, as well as any consequence that might exist on the Company´s and Telefónica’s operations, will depend on the final effect that the outcome of such renegotiation may have on Telefónica´s economic and financial equation and, consequently, on the Company´s equation. As of December 31, 2003 consolidated current assets are lower than consolidated current liabilities in $3,186 million, the latter including approximately 65% ($2,560 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), a shareholder of the Company. The Company’s and Telefónica’s ability to meet their short-term debt obligations will depend on TISA’s continued refinancing of the loans granted to the mentioned companies and on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

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The consolidated financial statements of the Company and Telefónica as of December 31, 2003 and 2002 have been prepared assuming that the Company and Telefónica will continue as a going concern. The uncertainty described above raises substantial doubt about the ability of the Company and Telefónica to continue as a going concern. The financial statements mentioned in paragraph 1 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

6.	As explained in note 2.4. to the consolidated financial statements, by application of General Resolution No. 434/03 of the CNV, the consolidated financial statements have been prepared in accordance with the provisions of Technical Resolutions No. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, considering the amendments made by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) when they were adopted through various resolutions, and certain other modifications introduced by the CNV. On February 18, 2003 we issued our audit report on the consolidated financial statements of the Company as of December 31, 2002, expressing a qualified opinion under generally accepted auditing standards in Argentina due to the lack of recognition of the effects of the new professional accounting principles (which the Company has recognized in the figures as of December 31, 2002 included for comparative purposes in the accompanying consolidated financial statements). The changes introduced are explained in the aforementioned note to the consolidated financial statements.

7.	As explained in note 2.2. to the accompanying financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the restatement of financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of the aforementioned General Resolution, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the figures been restated for inflation in accordance with the abovementioned professional accounting principles, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $720 million and $185 million, respectively. The consolidated financial statements as of and for

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the twelve-month period ended December 31, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

8.	In our opinion, based on our audits and the report issued by other auditors mentioned in paragraph 4, and subject to the effects, if any, that might derive from the outcome of the uncertainties referred to in paragraphs 4 and 5 of this report, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002 and the consolidated results of its operations, shareholders’ equity and consolidated cash flows for the fiscal year and the twelve-month period, respectively, ended on such dates, in conformity with applicable accounting principles for consolidated financial statements adopted by the CNV, which differ from professional generally accepted accounting principles in Argentina as described in paragraph 7 of this report, applied on a consistent basis after computing the retroactive effect of the accounting principles changes mentioned in paragraph 6 above, with which we concur.

9.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with accounting principles adopted by the CNV, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, February 10, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

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COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires (1)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 (2)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 4, 1990.

•	Of the last change to the bylaws: January 21, 2003 (2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31 (2).

Capital structure: See Note 5.

(1)	Corresponding to the Company’s new corporate address, which was changed by the Board of Directors on April 7, 2003.

(2)	See Note 2.3.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	2003	2002

CURRENT ASSETS
Cash and banks (Note 3.1.a)	18	46
Investments (Notes 23.a) and b)	337	353
Trade receivables (Note 3.1.b)	249	315
Other receivables (Note 3.1.c)	127	194
Inventories (Note 3.1.d)	13	15
Other assets (Note 3.1.e)	3	3

Total current assets	747	926

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	12	5
Other receivables (Note 3.1.c)	117	113
Investments (Note 23.a)	17	18
Fixed assets (Note 23.c)	7,342	8,476
Intangible assets (Note 23.d)	82	87

Subtotal noncurrent assets	7,570	8,699

Goodwill on investment in Telefónica (Note 3.1.k)	323	346

Total noncurrent assets	7,893	9,045

Total assets	8,640	9,971

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	418	416
Bank and other financial payables (Note 3.1.g)	3,283	3,687
Payroll and social security taxes payable (Note 3.1.h)	73	73
Taxes payable (Note 3.1.i)	80	96
Other payables (Note 3.1.j)	75	54
Reserves (Note 23.e)	4	3

Total current liabilities	3,933	4,329

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	69	68
Bank and other financial payables (Note 3.1.g)	2,553	3,902
Payroll and social security taxes payable (Note 3.1.h)	19	28
Other payables (Note 3.1.j)	46	65
Reserves (Note 23.e)	219	160

Total noncurrent liabilities	2,906	4,223

Total liabilities	6,839	8,552

MINORITY INTEREST IN SUBSIDIARIES	978	849
SHAREHOLDERS’ EQUITY (per related statements)	823	570

Total liabilities, minority interest in subsidiaries and shareholders’ equity	8,640	9,971

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 AND

THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2002 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	2003	2002
NET REVENUES (2)	2,750	3,060
COST OF SERVICES PROVIDED (Note 3.1.l)	(1,992)	(2,235)

Gross profit	758	825

ADMINISTRATIVE EXPENSES (Note 23.h)	(353)	(439)
SELLING EXPENSES (Note 23.h)	(163)	(442)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA	(23)	(23)

Subtotal	219	(79)

(LOSS) INCOME ON EQUITY INVESTMENTS	(3)	2
HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS (3)
Exchange differences	(74)	105
Interest and financial charges	59	(2)
Allowance for impairment of Patriotic Bond (Note 23.e)	(60)	—
Inflation loss on monetary accounts	(3)	(810)
Other (Note 3.1.m)	4	(17)
HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES (4)
Exchange differences	992	(2,921)
Interest and financial charges	(645)	(607)
Inflation gain on monetary accounts	4	754
Other (Note 3.1.m)	(3)	(25)

OTHER EXPENSES, NET (Note 3.1.n)	(71)	(153)

Income (loss) for the year/period before income tax and minority interest in subsidiaries	419	(3,753)

INCOME TAX (Note 2.5.m)	—	50
MINORITY INTEREST IN SUBSIDIARIES	(142)	1,199

Net income (loss) for the year/period	277	(2,504)

Net earnings (losses) per common share for the year/period (5)	0.052	(0.472)

(1)	See Note 2.3.

(2)	See Note 2.5.o).

(3)	Mainly related to current investments, trade receivables, other receivables and inventories.

(4)	Mainly related to trade, bank and financial and other payables.

(5)	Basic and diluted. See Note 2.5.p).

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 AND

THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	Shareholders’ contributions
	Common			Preferred
Description	Capital stock Face value	Adjustment to capital stock	Premium on share issue	Capital stock Face value	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Balances as of December 31, 2001	531	1,542	34	14	44	2	2,167
Balances modification (see Note 2.4.a) 3.)	—	—	—	—	—	—	—

Modified balances as of December 31, 2001	531	1,542	34	14	44	2	2,167
Adjustment to preferred stock´s redemption value (b)	—	22	—	—	—	(22)	—
Net loss for the nine-month period ended September 30, 2002	—	—	—	—	—	—	—

Balances as of September 30, 2002	531	1,564	34	14	44	(20)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	—	—	—	—	—

Balances as of December 31, 2002	531	1,563	34	14	44	(19)	2,167
Adjustment to preferred stock´s redemption value (b)	—	(1)	—	—	—	1	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	—	—	—	—	—
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	—	—

Balances as of December 31, 2003	531	1,562	34	14	44	(18)	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)

Balances as of December 31, 2001	226	838	(124)	3,107
Balances modification (see Note 2.4.a) 3.)	—	—	(33)	(33)

Modified balances as of December 31, 2001	226	838	(157)	3,074
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net loss for the nine-month period ended September 30, 2002	—	—	(2,754)	(2,754)

Balances as of September 30, 2002	226	838	(2,911)	320
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	250	250

Balances as of December 31, 2002	226	838	(2,661)	570
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	(24)	(24)
Net income for the fiscal year ended December 31, 2003	—	—	277	277

Balances as of December 31, 2003	226	838	(2,408)	823

(a)	See Note 2.3.

(b)	See Note 4.

(c)	See Note 2.4.a)2.

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 AND

THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2002 (2)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	2003	2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year/period	355	399
Cash and cash equivalents at beginning of year/period	399	154

(Decrease) Increase in cash and cash equivalents	(44)	245

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the year/period	277	(2,504)
Adjustments to reconcile net income (loss) for the year/period to net cash provided by operating activities:
Income tax	—	(51)
Financial expenses (3) (4)	(442)	3,434
Fixed assets depreciation	1,285	1,351
Material consumption	35	60
Net book value of fixed assets retired	—	6
Net book value of intangible assets retired	—	8
Depreciation of intangible assets	24	42
Depreciation of goodwill on investment in Telefónica	23	23
Cost of goods sold	46	54
Holding gains in financial instruments	(27)	—
Increase in allowances and accruals	189	317
Loss / (Income) on equity investments	3	(2)
Holding losses on inventories	—	9
Minority interest in subsidiaries	142	(1,199)
Changes in assets and liabilities:
Trade receivables	4	284
Other receivables	1	—
Inventories	(44)	(39)
Trade payables	(26)	(190)
Payroll and social security taxes payable	(8)	(7)
Taxes payable	46	(137)
Other payables	5	(44)
Reserves (5)	(2)	—
Collected interests	29	41
Payment of tax on minimum presumed income	(75)	—

Total cash flows from operating activities	1,485	1,456

Cash flows used in investing activities:
Purchases of fixed assets (7) (8)	(141)	(136)
Financial Trust	(2)	—

Total cash flows used in investing activities	(143)	(136)

Cash flows (used in) by financing activities:
Increase in bank and other financial payables	131	121
Payment of bank and other financial payables	(954)	(736)
Interest paid	(547)	(447)
Increase in intangible assets (6)	(16)	(13)

Total cash flows used in financing activities	(1,386)	(1,075)

Total (decrease) increase in cash and cash equivalents	(44)	245

(1)	Cash and cash equivalents (current investments) with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 million and 337 million, respectively, as of December 31, 2003; (ii) 46 million and 353 million, respectively, as of December 31, 2002 (cash at beginning of year) and (iii) 90 million and 64 million, respectively, as of December 31, 2001.

(2)	See Note 2.3.

(3)	In 2003 and 2002, net of (46) million and 15 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the period, respectively.

(4)	In 2002, net of (59) million corresponding to monetary loss originated in local currency cash and cash equivalents.

(5)	Does not include charges in deferred tax assets allowance.

(6)	In 2003 and 2002, net of 3 million and 12 million, respectively, financed by trade payables.

(7)	In 2002, net of 29 million of capitalized exchange differences.

(8)	In 2003, net of 45 million financed by trade payables and in 2002, net of 15 million financed by bank and other financial payables.

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 (See Note 2.7.)

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency) restated as described in Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”, indistinctly) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 6. and 11.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has consolidated, line by line, its balance sheet as of December 31, 2003 and its statements of operations and cash flows for the fiscal year ended on such date, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the fiscal year ended December 31, 2003, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is required. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002 and for the twelve-month period ended on such date (see Note 2.7.), the Company has used Telefónica and Telinver’s consolidated financial statements as of such date, prepared on the basis of valuation criteria consistent with those applied by the Company (see Notes 2.5. and 2.7.).

In addition, new accounting standards in Argentina (see Note 2.4.) require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”, related company) are not significant, Telefónica has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of December 31, 2003 and 2002 does not constitute a material omission considering the Company’s financial statements taken as a whole.

As of December 31, 2003, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services	1,746,052,429	(2)	64.83		Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(3)	Indirect

(1)	Total face value, in Argentine pesos.

(2)	Includes 2,355 treasury shares.

(3)	Telefónica’s interest in Telinver amounts to 99.99%.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued the application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 20., on March 6, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on or after March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealed Decree No.316/95, instructed the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution

No.441/03 of the CNV sets forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of December 31, 2002, presented for comparative purposes as described in Note 2.7., arise from the restatement of the amounts included in the financial statements as of such date in constant Argentine peso as of February 28, 2003, and from applying the new accounting principles indicated in Note 2.4. See Notes 2.3. and 2.7.

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003. The decline in the index of 2.1% for the period March 2003 through September 2003 has not been reflected in the Company’s consolidated financial statements.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant Argentine pesos as set forth in RT No. 6 as from October 1, 2003, as if the restatement for inflation had continued in force through until September 30, 2003. Summary consolidated balance sheet and consolidated results of operations data for the fiscal year ended December 31, 2003 after applying the referred resolution to include the variation in the wholesale price index for the period March through September 2003 is supplementally provided as follows:

Balance Sheet:
Current assets	747
Noncurrent assets	7,735

Total assets	8,482

Current liabilities	3,933
Noncurrent liabilities	2,905

Total liabilities	6,838

Minority interest in subsidiaries	924

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	535
Net income (1)	185

Total Shareholders’ Equity	720

(1)	The effect on net income arising from applying the resolution above mentioned was mainly generated by the financial results.

In addition, balances as of December 31, 2002, presented for comparative purposes (see Note 2.7.) would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3.	Fiscal year-end change and comparative financial statements

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the fiscal year ended December 31, 2003 and comparative information corresponding to the statements of operations, changes in shareholders’ equity and cash flows for the twelve-month period ended December 31, 2002 (See Note 2.7.).

2.4.	Accounting principles applied

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America.

The Governing Board of the FACPCE approved RTs No. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved with certain amendments by CPCECABA. The provisions contained in these resolutions are applicable to the Company for fiscal years beginning on or after October 1, 2002, except for RT No. 20 which is applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, with the amendments adopted by the CNV. See Note 2.2.

For purposes of segment reporting required by RT No. 18 the Company has identified that its most significant activity derives from its ownership interest in Telefónica. Additionally, Telefónica’s business segment information is disclosed in Note 16.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs No. 4 and 5, and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, Resolution MD No. 5/2003 of CPCECABA approved RT No. 21 with some amendments. RT No. 21, is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of these financial statements, the approval of the above mentioned RT is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria, which have been recorded by the Company, its controlled companies and related company, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the fiscal year and its effect on the comparative information has not been significant.

2.	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year application.

3.	Deferred tax

Until December 31, 2002, the Company determined its income tax expenses, in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between book and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.m).

The cumulative effect on shareholders’ equity at the beginning of the twelve-month period ended December 31, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 33 million.

b)	Changes in presentation criteria

1.	Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, the Company decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 4.)

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that its preferred capital stock has not met the conditions mentioned above and that therefore they are a part of the Company’s shareholder’s equity.

2.	Goodwill on investment in Telefónica

According to the RT No. 19, as of December 31, 2003 and 2002, the Company presents the goodwill on its investment in Telefónica in a specific caption of the consolidated balance sheet segregated from the caption “Intangible assets”. The corresponding depreciation is disclosed in the consolidated statement of operations under the caption “Depreciation of goodwill on investment in Telefónica”.

2.5.	Valuation methods

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.2., do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Note 2.4.)

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year/period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11., 14. and 20. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them (see Note 20.).

Final results may differ from those estimated by the Company’s and Telefónica’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks:

•	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each year/period, if applicable.

•	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each year/period, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current investments:

•	Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the year/period.

•	Investments in mutual funds: measured at their net realizable value at the end of the year.

c)	Receivables and payables (except bank and other financial payables):

•	Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the year/period, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. In accordance with RT No. 17 and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002 this rate stood at approximately 1% nominal per annum.

•	Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the year/period, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

•	Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of the year/period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of the year/period -end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will be recovered.

•	Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through the year/period -end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 10.1.) are accrued and recorded in the statement of operations by Telefónica during the fiscal year in which such increases occur.

•	“Patriotic Bond”: in 2002, this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the period, in accordance with the uses intended by Telefónica plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument. In 2003 it was valued it at its estimated recoverable value and Telefónica charged to income an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. Telefónica considered for the valuation of this bond the fair value of bonds in comparable situation (see Note 14.1).

•	Tax credit certificates (“TCC”): were accounted for at face value in U.S. dollars pesified at the rate of $1.4=US$1, plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of the year/period, which do not differ from the measurement at the discounted value based on the rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 14.2.).

•	Universal Service contribution (see Note 13.): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within the year/period, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process has been accounted for at their production cost adjusted for inflation (see Note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of the year/period.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Noncurrent investments:

•	Telefónica’s 50% interest in ECL as of December 31, 2003 and 2002 was accounted for by the equity method based on the financial statements as of such dates, prepared in accordance with accounting principles consistent with those used by the Company.

•	Other investments are:

•	Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2003 and 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of year/period, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 18.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

•	Financial trust: corresponds to the value of the certificates of participation subscribed by the Company in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 21.). Such certificates were valued at the subscription value paid by the Company, given that the trust was set up on September 25, 2003 and they were still not listed as of December 31, 2003. They are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the fiscal year ended December 31, 2003 amounts to 8 million and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the twelve-month period ended December 31, 2002 totaled 37 million (includes 29 million of capitalized exchange difference) (restated as indicated in Note 2.2.).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement.

Fixed assets related to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of fixed assets by Telefónica as of December 31, 2003 of 4,751 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (see Note 11.).

h)	Intangible assets:

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in Note 2.2., is depreciated by the straight-line method over a 10-year term.

•	Deferred expenses are incurred in connection with the issuance of negotiable obligations, have been restated as mentioned in Note 2.2., and are being depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations of Telefónica which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefónica’s original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the referred exchange offer (see Note 7.3.1.).

•	The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over 15 years, the term of the license.

•	Goodwill reflects the cost of acquisition by Telefónica of the continuing portion of the internet business that used to be operated by Telefónica Data de Argentina S.A. (“TDA S.A.”), Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original depreciation period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill have been valued at zero based on the estimation made by Telefónica of their recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Depreciation of intangible assets” as of December 31, 2002.

•	The goodwill generated by the capital contributions, restated as indicated in Note 2.2, made by Telefónica with an issuance premium to ECL was being depreciated by the straight-line method over a 10 year term. As of December 31, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million and has been included in the account “Net book value of intangible assets retired” (see Note 3.1.m) as of December 31,2002.

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i)	Goodwill on investment in Telefónica:

Goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of December 31, 2003, has been made on the basis of the Company’s Management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether booked goodwill, as of December 31, 2003 in the amount of 323 million, is fully recoverable will depend on the final effect that the outcome of the tariff renegotiation may have on the Company’s and Telefónica’s economic and financial equation (see Note 11.).

j)	Bank and other financial payables:

•	In local currency: at nominal value plus interest accrued up to each year/period-end, payable on the respective maturity dates calculated at the contractual interest rate in effect as of such dates.

•	In foreign currency: at nominal value plus interest accrued up to each year/period-end, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year/period calculated at the contractual interest rate in effect as of such dates. See Note 23.g).

k)	Reserves:

During the normal course of business, Telefónica is subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s Management assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2003, the amount booked for such purpose is 223 million.

l)	Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefónica has ensured a fix exchange rate between the yen/euro and the U.S. dollar for these obligations. Telefónica values the covered obligations at the year/period end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value (see Note 2.4.a)2.).

m)	Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred income tax assets when future deductibility is likely. Therefore, considering the variables which affect future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 11.), and considering current tax strategies and that Company’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred income tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years.

For the fiscal year ended December 31, 2003, Cointel has estimated a taxable income in the income tax of approximately 3 million that will be fully offset with tax loss carryforward existing at the beginning of the fiscal year. For the twelve-month period ended December 31, 2002, the Company had determined the existence of income tax loss.

As of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 938 million (historical value), before the offsetting of the taxable income of 2003 fiscal year mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable.

Telefónica has estimated a consolidated taxable income of approximately 814 million for the fiscal year ended December 31, 2003 and that could be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

Additionally, as of December 31, 2002 Telefónica kept on a consolidated basis a tax loss carryforward of approximately 3,715 million (1,300 million at a 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset future income tax charges of the current year and subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel, Telefónica and Telinver will mature as follows:

Available until	Tax loss carryforward (historical value, in millions)
2003	15
2004	60
2005	82
2006	795
2007	3,701

4,653

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	2003		2002
Deferred tax assets
Tax loss carryforwards	1,342	(1)	1,646
Exchange differences deductible in future fiscal years	186		249
Allowance for doubtful accounts	73		133
Interests deductible in future fiscal years	—		60
Allowance for contingencies and other non-deductible allowances and accruals	155		94

	1,756	(2)	2,182	(2)
Allowance for deferred tax assets (Note 23.e)	(1,609	)(2)	(2,023	)(2)

Subtotal	147		159

Deferred tax liabilities
Fixed assets	(122)		(138)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(12)		(7)

Subtotal	(147	)(2)	(159	)(2)

Total	—		—

(1)	Net of 286 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the fiscal year ended December 31, 2003.

(2)	As of December 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 34 million, 1 million and 33 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84 million, 2 million and 82 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil for the fiscal year ended December 31, 2003 and a tax gain for the twelve-month period ended December 31, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	2003	2002
Net income (loss) before tax at statutory income tax rate	97	(894)
Permanent differences:
(Loss) / Income on equity investments	1	(1)
Non deductible expenses	17	—
Inflation restatement effect	241	(594)
Reversal of allowance for deferred tax assets	(414)	—
Goodwill depreciation	8	8
Allowance for deferred tax assets	—	1,844
Expired Tax loss carryforwards	—	6
Effect of minority interest	50	(420)

Income tax benefit	—	(51	) (a)

(a)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the twelve-month period ended December 31, 2002.

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the year/period. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the fiscal year and the twelve-month period ended December 31, 2003 and 2002, respectively, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 12,000 pesos and 3,000 pesos, respectively, which were charged to income of the year/period. Additionally, in the consolidated statement of income for the twelve-month period ended December 31, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of December 31, 2001, on the basis of its recoverability analysis considering current information.

Telefónica has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2003 in the amount of 40 million that was included in the caption “Other non-current receivables”, as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica’s telecommunications business of 85 million (55 million considering the Company’s interest in Telefónica) as of December 31, 2003 is fully recoverable, will depend on the final effect that the outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (See Note 11.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

n)	Shareholders’ equity accounts:

•	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate as described in Note 2.2. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

•	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 4., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares as described in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

•	Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated as described in Note 2.2.

•	Legal reserve and unappropriated earnings: restated as described in Note 2.2.

•	Reserve for future dividends: as of December 31, 2003 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 6.d), the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

o)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the fiscal year ended on December 31, 2003 include approximately 51 million corresponding to the one time effect of this type of agreements.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 7 million.

Statement of operations accounts have been restated as described in Note 2.2., as follows:

•	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use, depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see Note 2.2.); and

•	financial income and expense, restated as described in Note 2.2., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

p)	Net earnings (losses) per common share:

The Company calculates the net earnings/(losses) per common share considering Cointel’s net income (loss) of the year/period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with a vote per share.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.	Comparative financial statements

According to RT No. 8, the Company’s financial statements as of December 31, 2003 and for the fiscal year then ended, have been presented with the following comparative information:

a)	Balance sheet: as of December 31, 2002.

b)	Statement of operations, of changes in shareholders’ equity and cash flows: for the twelve-month period ended December 31, 2002. Therefore, considering the change in the fiscal year-end from September 30 to December 31 of each year (see Note 2.3.), the statements of operations, cash flows, changes in shareholders’ equity, the breakdown of main accounts and the exhibits disclosing accounts variations as of December 31, 2002, comprise the twelve-month period between January 1 and December 31, 2002, to enable comparison with the results and variations for the fiscal year ended December 31, 2003. The above-mentioned statements, the breakdown of main accounts and the exhibits for that twelve-month period were calculated by the Company by subtracting from the amounts corresponding to the financial statements for the fiscal year ended September 30, 2002, the amounts corresponding to the financial statements for the three-month period ended December 31, 2001 and adding the amounts corresponding to the financial statements for the three-month fiscal year ended December 31, 2002, after computing the effects of the new accounting principles (see Note 2.4.).

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.2.

2.8.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company and Telefónica have not had a fixed policy of entering into financial instruments for managing their exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the U.S. dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	Telefónica uses currency future contracts to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003, Telefónica entered into currency future contracts known as non-deliverable forwards (“NDF”) with Deutsche Bank and Banco Santander Central Hispano (“BSCH”), whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because swaps are exchanged for the net resulting amounts amounting to US$25 million, maturing in April 2004. The guarantees granted by Telefónica for these operations amounted to US$1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

At December 31, 2003, commitments of Telefónica covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)		Counterparty	Hedge maturity or closing date	Future exchange rate		Notional value (millions)
Interest 2007 Bonds	US$	11.2	Deutsche Bank	04/20/04	$	/US$ 2.965	US$	10.0
Interest 2004 Bonds	US$	4.8	Deutsche Bank	04/22/04	$	/US$ 2.960	US$	5.0
Interest 2010 Bonds	US$	10.0	Deutsche Bank	04/23/04	$	/US$ 3.00	US$	5.0
			BSCH	04/28/04	$	/US$ 3.00	US$	5.0

At December 31, 2003, there were no significant changes in the market value of the mentioned future contracts.

The only significant concentration of credit and operations of Telefónica and Telinver as of December 31, 2003 and 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the fiscal year ended December 31, 2003 and for the twelve-month period ended December 31, 2002, respectively, amount to approximately 3.7% and 3.5% of net consolidated sales and balances as of December 31, 2003 and 2002, are, respectively, 55 million and 75 million, of which 47 million and 67 million, respectively, corresponds to Telefónica.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of the fiscal year/period, the main accounts were made up as follows (foreign currency balances are presented in Note 23.g) (balances stated in millions of Argentine pesos restated as described in Note 2.2.):

a)	Cash and banks:

	2003	2002
Cash	—	1
Banks (1)	18	45

Total	18	46

(1)	In 2002 includes 11 million from provincial bonds and 3 million from federal bonds.

b)	Trade receivables:

	2003		2002
	Current (2)	Noncurrent (2)	Current	Noncurrent
Past due (1)	178	20	445	30
Current	287	—	250	—

Subtotal	465	20	695	30
Allowance for doubtful accounts (Note 23.e)	(216)	(8)	(380)	(25)

Total	249	12	315	5

(1)	As a result of refinancing of past-due receivables, approximately 8 million and 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2003 and 2002, respectively.

(2)	See Notes 2.8. and 3.2.

c)	Other receivables:

	2003		2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	3	—	7	—
Prepayments to vendors	2	—	2	—
Related companies (1)	53	1	42	—
Financial prepayments	11	—	12	—
Financial instruments (2)	1	2	—	—
Prepaid rentals	—	1	2	—
Prepaid services (3)	16	1	22	1
Tax credit certificates (4)	16	—	15	15
Legal deposits	3	—	3	—
Value Added Tax	—	—	2	—
Tax on minimum presumed income	—	89	—	52
Patriotic Bond (5)	—	82	61	41
Net deferred income tax assets (6)	—	1,609	—	2,023
Prepaid insurance	3	—	3	—
Granted Guarantees	3	—	—	—
Other Tax Credits	2	—	—	—
Other	14	1	23	4

Sutotal	127	1,786	194	2,136
Allowance for deferred tax assets (6)	—	(1,609)	—	(2,023)
Allowance for impairment of Patriotic Bond (5)	—	(60)	—	—

Total	127	117	194	113

(1)	Includes trade receivables with Telefónica Comunicaciones Personales S.A. (“TCP”), TDA, Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Tyssa Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica Media Argentina S.A. (“Temarsa”), Adquira de Argentina S.A. (“Adquira”), Atento Argentina S.A. (“Atento”) and Telefónica Internacional Holding B.V. (“TIHBV”).

(2)	See Note 2.8.

(3)	See Note 10.
(4)	See Note 14.2.
(5)	See Notes 14.1., 2.5.c) and 23.e).
(6)	See Notes 2.5.m) and 23.e).

d)	Inventories:

	Current
	2003	2002
Raw materials and supplies	1	—
Directories in edition process	2	3
Telephone equipment and other equipment	17	15
Prepayments to vendors	—	4

Subtotal	20	22
Allowance for impairment in value and slow turnover (1)	(7)	(7)

Total	13	15

(1)	See Note 23.e).

e)	Other assets:

	Current
	2003	2002
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	2003		2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	286	—	301	—
Management fee	76	—	74	—
Billing on account and behalf of cellular and audiotext companies	44	—	25	—
Services collected in advance (1)	6	69	2	68
Other	6	—	14	—

Total	418	69	416	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and other financial payables:

	2003		2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	14	—	6	—
Bank loans and long-term financing	86	314	157	425
Imports financing	20	27	61	28
Related company – Telefónica Internacional, S.A. (“TISA”):
- Loans (1)	2,029	—	3,377	—
- Negotiable obligations (2)	531	—	—	—
Negotiable obligations (3) (4)	603	2,212	86	3,449

Total	3,283	2,553	3,687	3,902

(1)	In 2003 and 2002, includes 453 million and 357 million, respectively, corresponding to the Company (see Note 9.2.), 1,461 million and 2,883 million, respectively, corresponding to Telefónica and 115 million and 137 million, respectively, corresponding to Telinver (see Note 9.2.3.).

(2)	See Note 7.2.2.
(3)	See issuance conditions in Notes 7.2.2. and 7.3.1.
(4)	Net of US$ 1 million bought by the Company. Se Note 7.2.2.

h)	Payroll and social security taxes payable:

	2003		2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	44	1	44	—
Social security taxes payable	14	—	14	—
Pre-retirement agreements and others (1)	13	18	12	28
Other	2	—	3	—

Total	73	19	73	28

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. In 2003, includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2003 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	2003	2002
Turnover tax accrual (net of prepayment)	10	13
Health and safety taxes	20	17
Value added tax	17	—
Tax on minimum presumed income (net of prepayment)	10	49
Other	23	17

Total	80	96

j)	Other payables:

	2003		2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	13	20	5	32
International Telecommunications Union	21	—	21	—
Related companies (2)	25	—	10	—
Other	16	26	18	33

Total	75	46	54	65

(1)	Foreign currency swaps (see Note 2.8.).

(2)	See Note 9.2.3.

k)	Goodwill on investment in Telefónica:

	Original value	Depreciation
	At beginning of year/ period	At beginning of year/ period	For the year/ period	At end of year/ period	Net book value
Fiscal year ended December 31, 2003	449	103	23	126	323

Twelve-month period ended December 31, 2002	449	80	23	103	346

l)	Cost of services provided:

	2003	2002
Telecommunications services (1)	(1,946)	(2,181)
Cost of services provided (2)	(46)	(54)

Total	(1,992)	(2,235)

(1)	Note 23.h).

(2)	Note 23.f).

m)	Other:

	2003	2002
Holding and financial income (loss) on assets:
Holding gains on financial instruments	4	—
Holding losses on inventories	—	(9)
Net book value of intangible assets retired	—	(8)

Total	4	(17)

Holding and financial income (loss) on liabilities:
Holding gains on financial instruments	23	—
Tax on interests	—	(19)
Intangible assets depreciation	(16)	(7)
Tax on checking account credits and debits	(10)	—
Other	—	1

Total	(3)	(25)

n)	Other expenses, net:

	Income (loss)
	2003	2002
Employee terminations	(42)	(53)
Contingencies	(34)	(87)
Net book value of fixed assets retired	—	(6)
Miscellaneous, net	5	(7)

Total (1)	(71)	(153)

(1)	Note 23.h).

3.2 AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2003:

	Assets			Liabilities
	Current investments	Trade receivables (a)	Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Past-due:
Up to three months	—	68	2	8	—	—	—	1
From three to six months	—	22	(1)	12	—	—	—	—
From six to nine months	—	16	1	1	—	—	—	—
From nine to twelve months	—	4	(1)	1	—	—	—	—
From one to two years	—	26	9	6	—	—	—	—
From two to three years	—	20	—	4	—	—	—	—
Over three years	—	42	—	—	—	—	—	—
At sight:	2	—	14	—	14	1	10	35

	Assets				Liabilities
	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Not Due:
Up to three months	335	252		77	374	1,590	51	59	33
From three to six months	—	19		8	7	560	6	11	—
From six to nine months	—	9		13	4	879	9	—	6
From nine to twelve months	—	7		5	1	240	6	—	—
From one to two years	—	—		8	3	109	8	—	17
From two to three years	—	—		1	3	251	5	—	14
From three to four years	—	—		70	3	595	3	—	10
From four to five years	—	—		16	3	407	2	—	7
Over five years	—	—		22	57	1,191	1	—	(3)

Subtotal	337	485		244	487	5,836	92	80	120
Allowance for doubtful accounts	—	(224)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	337	261		244	487	5,836	92	80	121

Percentage accruing interest at fixed rate	99%	4%		9%	—	61%	—	—	27%
Percentage accruing interest at variable rate	—	40	% (b)	10%	—	37%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		5%	—	9%	—	—	6%
Average interest rate in local currency	2%	25%		3%	—	10%	—	—	—

(a)	Trade receivables balances includes 20 million past-due classified as non-current taking into account Telefónica’s Management estimates regarding probable collection terms (see Note 2.8.).

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 5., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 20.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER (see Note 20.) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note).

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Business Association Law No. 19,550 (“LSC”), as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of the LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2003 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2002 (3)	Thirteenth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	5	2	7

	14	(5)	40	5	2	7

(1)	See Note 5.

(2)	See item b) in this Note.

(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of December 31, 2003, plus the adjustment for the CER as of December 31, 2003.

(4)	Preferred dividends accrued during the year ended December 31, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 73,000 pesos and 2,174,000 pesos, respectively.

(5)	The table may not sum due to rounding in millions. See Note 5.

As of December 31, 2003 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. The Company believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of December 31, 2003 is comprised of an initial negative balance as of December 31, 2002 of 19 million (restated as described in Note 2.2.) and an increase of 1 million (restated as described in Note 2.2.) corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 6.d) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

5.	CAPITAL STOCK

Below is the Company’s capital status as of December 31, 2003:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical Argentine pesos)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 4.b)

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE—OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in effect:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to Telefónica´s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company and Telefónica have met all of the above-mentioned obligations.

b)	Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the complete deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term business strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During the past year and the current one, Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology usually required by the business carried out by Telefónica, and the situation affecting service rates, described in Note 11. Some of these measures include:

•	Capital expenditures. Telefónica has implemented a plan to adapt its short-term capital expenditures. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which Telefónica deems to be high priority.

•	Operating costs reduction. Telefónica renegotiated most of its contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

Although Telefónica has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force still has not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation (see Note 11.).

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income, after prior-years accumulated losses are absorbed (as described in item d) of this Note), must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends:

As of December 31, 2003, the Company carries accumulated losses of 2,408 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted. Additionally, as of and for the fiscal year ended December 31, 2003, the Company’s net income amounts to 277 million. As provided by section 71 of LSC, earnings can not be distributed until prior-years accumulated losses are absorbed.

In relation to the restrictions related to the dividends of preferred shareholders, see Note 4.

7.	FINANCIAL DEBT

7.1.	Financing

In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing. As of December 31, 2003, consolidated current assets are lower than consolidated current liabilities in 3,186 million, the latter including approximately 65% (2,560 million, including 531 million corresponding to Negotiable Obligations of the Company held by TISA) of debt owed to TISA.

The Company and Telefónica general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations and, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 20., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 20.).

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

As of December 31, 2003, Telefónica has financial and banking debt for the equivalent of 4,420 million, of which 2,482 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to meet their short term liabilities will depend on TISA’s continued refinancing of the loans granted to the Company and Telefónica, and the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 7.3.1.) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

7.2.	The Company

7.2.1.	Call option involving Telefónica Class B shares

On March 6, 1998 the Company had granted Merrill Lynch International (“ML”) a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

7.2.2.	Negotiable obligations

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the “A” Series, and in U.S. dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

The agreement for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 9.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the Company’s Series “A” noteholders approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the Company’s Series “B” noteholders discussed the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series “B” noteholders rejected the amendments mentioned above. See Note 7.3.1.b).

On November 11, 2003, taking into account the Company’s financial condition, the Buenos Aires Stock Exchange resolved that trading of its Negotiable obligations be transferred to reduced session in accordance with the rules of its Listing Regulations.

On the other hand, during fiscal year 2003 the Company decided to purchase Negotiable obligations Series “A”, according to the following detail:

Date	Nominal value acquired (1)
09-26-03	1.45
11-07-03	2.00
11-21-03	1.43

Subtotal	4.88
12-17-03	1.00

Total	5.88

(1)	Expressed in millions of U.S. dollars.

Subsequently, on December 18, 2003 the Company called the Negotiable obligations Series “A” acquired on September and November 2003 in the amount of US$4.88 million. Therefore, the outstanding principal amount under such issue as of December 31, 2003 is US$ 219.1 million.

Additionally, on January 30, 2004, the Company made a new purchase of obligations of such Series in the amount of US$ 1.25 million.

7.3.	Telefónica

7.3.1.	Negotiable obligations

As of December 31, 2003, there are seven Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)	Term (in years)	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 79 (a)	10	11/2004	11.875	(b)
05/98	US$ 125.6	10	05/2008	9.125	(b)
06/02	US$ 71.4	4	07/2006	9.875	(c)
08/03	US$ 189.7	4	11/2007	11.875	(c)
08/03	US$ 220	7	11/2010	9.125	(c)
08/03	$ 0.1 (d)	8	08/2011	10.375	(c)
08/03	US$ 148.1	8	08/2011	8.85	(c)

(a)	Net of US$ 2 million called by Telefónica in December 2003.

(b)	Financing of investments in fixed assets in Argentina.

(c)	Refinancing of liabilities.

(d)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby noteholders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$1.5 billion or its equivalent and the commitments are those customary for these kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of Telefónica’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 26% of the total initial principal amount.

Additionally, in September 2003, Telefónica purchased US$ 2 million of the issue launched in November 1994. Later on December 18, 2003 Telefónica called those negotiable obligations; therefore, the outstanding amount under such issue as of December 31, 2003 is US$ 79 million.

Exchange of Negotiable Obligations

On May 19, 2003 Telefónica’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a)	Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica paid US$52.1 million in cash. Additionally, Telefónica paid US$12.5 million as interest accrued to that date.

b)	Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations as included in the exchange offer are the Company’s Series A notes issued in July 1997 for US$225 million and Series B notes for 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375%, respectively.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 7.3.3., Telefónica transferred the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

The shareholders’ meeting of Telefónica held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

7.3.2.	Long-term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 314 million as of December 31, 2003. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

7.3.3.	Other financing – Related Parties

As of December 31, 2003, Telefónica and Telinver owed approximately 1,576 million (about US$538 million) to related parties, which matures between January and August 2004. These loans accrued interests at one-month LIBOR plus 8% per annum. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditors have advised Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediately and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, Telefónica settled a portion of Telefónica’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of the Company’s notes denominated in U.S. dollars and acquired by Telefónica; plus (ii) the amount of the nominal value of the Company’s negotiable obligations denominated in pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$1 = $3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of the Company’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on the Company’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by Telefónica as described above.

Pursuant to the exchange transaction described in Note 7.3.1.b), in August 2003 Telefónica assigned as principal at maturity plus unpaid accrued interest paid by Telefónica, an amount equivalent to US$174 million of the Company’s negotiable obligations (Series A and B) to TISA, thereby reducing financial debts of Telefónica with TISA in an equivalent amount.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

8.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2003 these assets have a net book value of about 618 million (restated as described in Note 2.2.), of which approximately 540 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

9.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

9.1.	Affiliates

9.1.1.	Telinver

As of December 31, 2003, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 34 million as of December 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2004.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 7.1. and 11.

9.1.2.	ECL

As of December 31, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

9.2.	Section 33 – Law No. 19,550 companies and related companies

Section 33 – Law No. 19,550 companies of Cointel

As of December 31, 2003, there are eighteen outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless

TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the twelve-month period ended December 31, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the fiscal year ended December 31, 2003, interests converted into principal under the above-mentioned loans amounted to US$12 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of December 31, 2003	Maturity date	Principal as of December 31, 2003 (in millions of US$)
06-07-01	09-10-03	03-10-04	42.0
07-26-01	10-30-03	04-30-04	12.0
07-27-01	10-30-03	04-30-04	11.0
09-13-01	09-18-03	03-18-04	5.0
03-29-02	09-19-03	03-19-04	11.9
07-29-02	09-19-03	03-19-04	0.3
07-30-02	09-19-03	03-19-04	2.8
07-24-02	09-19-03	03-19-04	11.4
05-09-02	09-19-03	(a)	16.5 (a)
01-30-03	09-19-03	03-19-04	1.0
01-30-03	09-19-03	03-19-04	14.6
07-30-03	09-19-03	03-19-04	0.6
07-30-03	09-19-03	03-19-04	14.4
09-26-03	N/A	03-26-04	1.8
11-07-03	N/A	05-07-04	2.0
11-17-03	N/A	05-17-04	0.6
11-21-03	N/A	05-21-04	1.5
12-19-03	N/A	06-21-04	1.0

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (successively refinanced together with second installment, setting April 30, 2004 as their new maturity dates). As of December 31, 2003, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

As of December 31, 2003, the book value of the above-mentioned loans amounts to US$154.6 million (equivalent to 453 million as of December 31, 2003) of which US$150.6 million corresponds to the principal amount and approximately US$4 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any of its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2003, the Company has classified as current liabilities, maturing in September 2004, a loan of US$7 million (equivalent to 20 million at the exchange rate in effect at December 31, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the fiscal year and the twelve-month period ended December 31, 2003 and 2002, respectively, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 39.5 million and 30.8 million (restated as described in Note 2.2.), respectively.

During the fiscal year ended December 31, 2003 and the twelve-month period ended December 31, 2002, the Company received administrative services from Telefónica for approximately 127,000 pesos and 115,700 pesos (restated as described in Note 2.2.), respectively.

Additionally, as of December 31, 2002, the Company maintained with Telefónica loans for approximately 3 million; and as of December 31, 2003, the Company maintained with TIHBV (one of the Company’s shareholders) other receivables for 1 million.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA becomes into the main holder of the Company’s negotiable obligations (see Note 7.3.3.). As of December 31, 2003, the Company´s negotiable obligations held by TISA amount to US$164.3 million and 30.9 million corresponding to Class A and Class B, respectively. Additionally, as of December 31, 2003, accrued interests of the mentioned negotiable obligations held by TISA amount to 19.1 million.

9.2.1.	Agreement signed by the Company’s Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

9.2.2.	Telefónica’s commitments related to TCP

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Commission (“CNC”) has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

9.2.3.	Telefónica’s consolidated outstanding balances and transactions with related companies

In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement (“the Agreement”) with its operator and major shareholder TESA. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose of Telefónica. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

During the fiscal year ended December 31, 2003 and the twelve-month period ended December 31, 2002, the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent (in millions of Argentine pesos):

	2003	2002
Management Fee:
Telefónica S.A. - Sucursal Argentina	86	126

Net income (loss) from goods and services:
TCP	101	116
TDA S.A.	38	32
Atento	(11)	(13)
Telefónica Ingeniería de Seguridad S.A.	(4)	(4)
Telefónica Data USA	(1)	(3)
Emergia Argentina S.A. (“Emergia S.A.”)	5	5
Emergia Uruguay S.A.	2	—
Adquira S.A.	(2)	—
C.P.T. Telefónica Perú	(1)	(7)
Telefónica S.A. – Suc. Argentina	(7)	—
TESA	(2)	(6)
Televisión Federal S.A.	(4)	(1)
Telefónica Procesos y Tecnología de la Información	(3)	(1)
Telefónica Investigación y Desarrollo S.A.	(2)	(1)
Terra Network Argentina S.A.	(1)	(1)
CTC Mundo S.A.	(2)	2
Telefónica Sistemas S.A.	—	(1)
Pléyade Argentina S.A.	1	—
Telefónica del Brasil	1	—

Total	108	117

	2003	2002
Net financial charges
TISA	(210)	(314)
TCP	—	2
Telefónica Holding de Argentina S.A.	—	1
Cointel	—	2
Atento	1	—

Total	(209)	(309)

Purchases of goods and services
Telefónica Procesos y Tecnología de la Información	—	25
TDA S.A.	7	—

Total	7	25

Telefónica’s and Telinver’s consolidated balances with the Operator (TESA) and other of the Company’s shareholders and other related companies as of December 31, 2003 and 2002 are (in millions of Argentine pesos):

	2003	2002
ASSETS
Trade receivables
CTC Mundo S.A.	3	6
Emergia Argentina S.A.	1	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A. (“Atco”)	—	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	1	—
Emergia Uruguay S.A.	1	—

Total Trade receivables	8	12

Other receivables
TCP	—	4
TDA S.A.	40	27
Cointel	—	3
T-Gestiona	4	5
TYSSA	—	1
Temarsa	2	—
Adquira S.A.	—	1
Atento	7	4

Total Other receivables	53	45

TOTAL ASSETS	61	57

LIABILITIES
Trade Payables
TESA	3	4
Telefónica S.A. - Sucursal Argentina (1)	76	76
Emergia S.A.	68	70
Telefónica Procesos y Tecnología de la Información	4	27
Emergia Uruguay S.A.	—	11
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	1	4
Televisión Federal S.A.	1	—
Telefónica Investigación y Desarrollo S.A.	5	1

Total Trade Payables	159	194

	2003	2002
Bank and Financial Liabilities
TISA (2)	1,576	3,020

Total Bank and Financial Liabilities	1,576	3,020

Other payables
TESA	10	9
TCP	13	—
Atento	—	1
Telefónica S.A. – Suc. Argentina	2	—

Total Other payables	25	10

TOTAL LIABILITIES	1,760	3,224

(1)	Includes 76 million and 74 million as of December 31, 2003 and 2002, respectively, corresponding to liabilities by management fee.

(2)	See Note 7.3.3.

10.	COMMITMENTS

10.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contracts the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$213 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 20. The charges for the service received during the fiscal year and the twelve-month period ended December 31, 2003 and 2002, respectively, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus CVS adjustment if applicable) and US$12.3 million, in twelve equal monthly installments.

10.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 30 million are pending.

11.	TARIFF SYSTEM

11.1.	Tariff agreement

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be party responsible for submitting the proposal to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If as a result of the above mentioned renegotiation future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

11.2.	Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as its successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i)	Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the U.S. Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the U.S. Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 12.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

11.3.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 91 million (in historical currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2003 Telefónica has paid approximately 6.8 million (in historical currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica´s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica´s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Debt (“UIT”)

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia Argentina S.A. (“TLDA S.A.”) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative “argentin@internet.todos“, to be managed by the UIT. Telefónica, both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see Note 3.1.j), which Telefónica understands is its total liability as of December 31, 2003. In the opinion of Telefónica’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No.62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

13.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as national Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution No. 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica´s Management and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica had reinstated more than 90% of the services affected by theft; c) there were sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps had been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica was reimbursing customers for non-service days and had timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

•	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 6.

•	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

•	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. To date of issuance of these financial statements, not a single carrier has requested this service. (See Note 11.)

14.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

14.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the provided due dates. Since the federal Government has not paid off since January 2002 the related interest on such bond, Telefónica compensated such interest against taxes until the suspension described below. As of December 31, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

Under Decree No. 1,657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with Government debt securities, one of which is the Patriotic Bond.

Subsequently, Decree No. 2,243/02 established an 80 million monthly quota for the application of tax credits originated in the interest coupons related to the Government debt securities previously mentioned. In allotting this quota, the Treasury Secretary implemented monthly tenders in which the holders of the abovementioned securities could file bids to the Treasury Secretary for cancellation of national tax liabilities. Under that regime, the Treasury Secretary was in charge to allot the quota among such bids that proposed the largest amount of pesos until completing the referred quota. Through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the principal coupons corresponding to such bonds were included in the regime established by Decree No. 2,243/02. As concerns overdue outstanding principal coupons, Telefónica adopted the same policy as with interest coupons, by including them in the above mentioned tender and quota mechanism.

However, the tender regime described above has been suspended as from October 2003, as a result of Resolutions No. 134, 165 and 186 by the Treasury Secretary. The last resolution mentioned above established the suspension of the tender regime for a term of 60 days counted as from the date of the publication in the Official Bulletin on November 26, 2003. Pursuant to the above mentioned Resolution, No. 186, in effect until January 28, 2004, Telefónica has not been able to utilize the interest or principal on its Patriotic Bond to obtain tax credits as from October 2003.

Telefónica has valued and disclosed its holding of the Patriotic Bond taking into account the events mentioned in the previous paragraph and considering that the Argentine Government has included it on the listing of bonds eligible for sovereign debt restructuring (see Note 2.5.c).

14.2.	TCC

During August 2001, under the legal framework of Decree No. 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the CER being effective as from that date (the mentioned benchmark amounts to 46% as of December 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be applied at their technical value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of 90 days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was published in the Official Bulletin and came into effect on January 23, 2003, through Resolution No.38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure mentioned by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, August 2003 and February 2004, Telefónica settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment.

15.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options may be exercised no more than three times, and the last was September 25, 2003. At the end of the program, the eligible shares were 17,481 which involved a total amount of 349,620 options that corresponds to a total of 11 executives of Telefónica. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for Telefónica is 2.4 million euro, based on the market value of the options on the grant date. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries and social security taxes” in ote 23.h).

TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica. The options under the program corresponding to Telefónica and Telinver’s personnel as of December 31, 2003 and 2002 total 2,504,580 and 2,679,820, respectively, involving a total amount of shares of 96,330 and 103,070 as of those dates.

16.	TELEFONICA’S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Basic Telephone Services		Yellow Pages Services and Call centers	Consolidation adjustments/ reclassifications (1)	Total
December 31, 2003
Net revenues to unaffiliated customers	2,683		67	—	2,750
Net intersegment revenues	12		1	(13)	—

Total Net Revenues	2,695		68	(13)	2,750

Net Income	394		11	—	405
Depreciation of fixed assets and intangible assets	1,304		5	—	1,309
Investment on Fixed assets and Intangible assets	205		—	—	205
Total Assets	8,209		111	(7)	8,313
Total Liabilities	5,397	(2)	145	(7)	5,535
Investments in equity method investees	2		—	—	2

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of liabilities related to Telefónica’s investment in Telinver.

17.	AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission integrated by two members of the Board of Directors specialized in accounting, financial and business matters. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

18.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

19.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No. 78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

As the above mentioned corporate books were held by the federal court, the Company had new books registered as from October 9, 2003.

20.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN THE ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $ 1). As of December 31, 2003 the increase was 193% (US$ 1 = $ 2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No.214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied;

(d)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see Note 11.).

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without right cause as of March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the duration of declaration of the national public emergency situation was set until December 31, 2004;

(i)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003. On December 23, 2003, the Federal Executive Power issued Decree No. 1,293/03 which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

Some of these regulations, which directly and indirectly affect Telefónica’s and the Company’s business relations, have been challenged in legal actions by third parties, to which Telefónica or the Company are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company has prepared these financial statements, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11. and 14.

21.	FINANCIAL TRUST

On November 21, 2003 the Company subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. The Company is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

22.	FINANCIAL POSITION

As of December 31, 2003, the Company carries accumulated losses amounting to 2,408 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03 dated December 23, 2003, extends the suspension of the enforcement of Section 206 of LSC established by Decree No. 1,269/02 until December 10, 2004.

The Company Management is continually analyzing its financial position and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

23.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES AS OF DECEMBER 31, 2003 AND 2002 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2., except otherwise indicated)

	2003							2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost (1)	Value by equity method	Book value	Book value
Current (2)
U.S. Treasury Bonds	—	—	—		—	—	—	5

Total Current							—	5

Noncurrent (3)
Other investments	—	—	—		—	—	13	13
Financial Trust (5)	—	—	—		—	—	2	—
Subsidiaries and affiliates ECL (4)	Common	$1.0	12,000	(6)	33	2	2	5

Total Noncurrent							17	18

Total							17	23

(1)	Restated in Argentine pesos as described in Note 2.2.

(2)	See Note 2.5.b).

(3)	See Note 2.5.f).

(4)	Financial Statements for the six-month period ended December 31, 2003 approved by ECL’s Board of Directors on January 30, 2004, with auditor report by Abelovich, Polano & Asociados dated January 30, 2004, without observations.

(5)	See Note 21.

(6)	In shares.

b)	OTHER INVESTMENTS AS OF DECEMBER 31, 2003 AND 2002 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Book value
Main account and features	2003	2002
Current investments
Foreign currency deposits (1)	330	347
Local currency deposits	4	1
Mutual funds	3	—

Total	337	348

(1)	See Note 23.g).

c)	FIXED ASSETS AS OF DECEMBER 31, 2003 AND 2002 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	Amount at beginning of year/period	Increases (1) (2)	Decreases (3)	Transfers	Amount at the end of year/period
Land	117	—	—	—	117
Buildings	1,738	—	(2)	4	1,740
Switching equipment	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	(3)	113	3,796
Network installation	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	—	16	1,033
Automobiles	32	2	(7)	—	27
Construction in process	229	130	—	(144)	215
Materials	103	21	(35)	(12)	77
Prepayment to vendors	11	(1)	—	—	10

Total 2003	19,221	186	(92)	—	19,315

Total 2002	19,143	180	(102)	—	19,221

	Depreciation
Main account	Accumulated at beginning of year/period	Useful life (in years)	For the year/ period	Retirements	Accumulated at the end of year/period	Net book value 2003	Net book value 2002
Land	—	—	—	—	—	117	117
Buildings	452	50	45	(2)	495	1,245	1,286
Switching equipment	2,989	10	337	(25)	3,301	830	1,153
Transmission equipment	2,169	10	322	(3)	2,488	1,308	1,517
Network installation	3,655	15	436	—	4,091	3,452	3,882
Telephones, switchboards and booths	587	5	42	(20)	609	17	39
Furniture, software and office equipment	861	1 - 3	103	—	964	69	139
Automobiles	32	5	—	(7)	25	2	—
Construction in process	—	—	—	—	—	215	229
Materials	—	—	—	—	—	77	103
Prepayment to vendors	—	—	—	—	—	10	11

Total 2003	10,745		1,285	(57)	11,973	7,342

Total 2002	9,426		1,351	(32)	10,745		8,476

(1)	In 2003 and 2002, capitalized interests in construction in process amounts to 8 million in each year/period. See Note 2.5.g).

(2)	Includes 29 million in construction in process corresponding to the capitalized exchange differences. See Note 2.5.g).

(3)	Includes 3 million of real property intended for sale. See Note 2.5.e) and 3.1.e).

d)	INTANGIBLE ASSETS AS OF DECEMBER 31, 2003 AND 2002 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

Main account	At beginning of year/period	Increases	Decreases	At end of year/period
Licenses to use the logo and trademarks	50	—	—	50
Assignment of rights	22	—	—	22
No competition clause	5	—	—	5
Deferred expenses	56	19	—	75
Licenses (Frequencies) (1)	59	—	—	59

Total 2003	192	19	—	211

Total 2002	178	25	(11)	192

Main account	At beginning of year/period	For the year/ period		Retirements	At end of year/ period/	Net book value 2003	Net book value 2002
Licenses to use the logo and trademarks	12	4		—	16	34	38
Assignment of rights	12	2		—	14	8	10
No competition clause	3	—		—	3	2	2
Deferred expenses	29	16	(2)	—	45	30	27
Licenses (Frequencies) (1)	49	2		—	51	8	10

Total 2003	105	24		—	129	82

Total 2002	66	42		(3)	105		87

(1)	At end of year/period, original value includes 46 million corresponding to “Goodwill” which net book value amount to zero.

(2)	Includes 8 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 7.3.1. as mentioned in Note 2.5.h).

e)	ALLOWANCES AND RESERVES AS OF DECEMBER 31, 2003 AND 2002 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	2003						2002
Account	Balances at beginning of year/period	Increases		Decreases (2)		Balances at end of the year	Balances at end of the period
Deducted from current assets:
For doubtful accounts	380	66	(1)	(230	)(3)	216	380
For impairment in value and slow turnover	7	—		—		7	7

	387	66		(230)		223	387
Deducted from noncurrent assets:
For doubtful accounts	25	—		(17	)(3)	8	25
For other receivables – Impairment of Patriotic Bond (4)	—	60		—		60	—
For other receivables - deferred tax assets (5)	2,023	—		(414)		1,609	2,023

	2,048	60		(431)		1,677	2,048

Total 2003	2,435	126		(661)		1,900

Total 2002	908	2,706		(549)			2,435

Included in current liabilities:
Contingencies	3	3		(2)		4	3

	3	3		(2)		4	3
Included in noncurrent liabilities:
Contingencies	160	60		(1)		219	160

Total 2003	163	63	(6)	(3)		223

Total 2002	201	87		(125)			163

(1)	Included in Selling expenses in the consolidated statement of operations.

(2)	Include the monetary gain (loss) effect on balances.

(3)	Includes 79 million of recovered doubtful accounts.

(4)	See Notes 2.5.c) and 14.1.

(5)	See Note 2.5.m).

(6)	Includes 34 million in Other expenses, net and 29 million in Financial income/loss on liabilities in the consolidated statement of operations.

f)	COST OF SERVICES PROVIDED (1) FOR THE FISCAL YEAR AND THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2003 AND 2002 (See Note 2.7.) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	2003	2002
Inventories at beginning of year/period	22	54
Purchases	24	17
Operating expenses (Note 23.h)	20	22
Holding (loss)	—	(17)

Subtotal	66	76
Inventories at end of the year/period	(20)	(22)

Total (Note 3.1.l)	46	54

(1)	Includes cost of telephone directories and telephone equipment.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2003 AND 2002 (See Note 21.)

	2003				2002
	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos) (3)
ASSETS
Current assets
Investments	112	US$	2.93	330	104	US$	352
Trade receivables	11	US$	2.93	33	19	US$	63
	2	SDR	4.35	8	2	SDR	8
Other receivables (1)	19	US$	2.93	57	31	US$	105
	3	EURO	3.68	12	3	EURO	11
	1	BRL	1.07	1	—	—	—

Total current assets				441			539

Noncurrent assets
Investments	4	US$	2.88	13	5	US$	13
Other receivables	9	US$	2.93	25	12	US$	41

Total noncurrent assets				38			54

Total assets				479			593

LIABILITIES
Current liabilities
Trade payables	40	US$	2.93	116	42	US$	143
	3	SDR	4.35	13	5	SDR	21
	2	EURO	3.68	8	2	EURO	9
	—		£5.23	2	—		£1
Bank and other financial payables	1,040	US$	2.93	3,049	1,071	US$	3,633
	1,111		¥0.03	30	1,116		¥32
	2	EURO	3.68	8	2	EURO	8
Other payables	4	US$	2.93	14	1	US$	5
	3	EURO	3.68	10	3	EURO	9

Total current liabilities				3,250			3,861

Noncurrent liabilities
Bank and other financial payables	784	US$	2.93	2,298	1,009	US$	3,424
	6,742		¥0.03	184	7,779		¥223
	19	EURO	3.68	71	22	EURO	79
Other payables	7	US$	2.93	20	9	US$	32

Total noncurrent liabilities				2,573			3,758

Total liabilities				5,823			7,619

(1)	In 2003 and 2002, include 10 million and 15 million, respectively, corresponding to prepayments of fixed assets purchase and raw materials and supplies.

(2)	Includes figures less than a million.

(3)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.2.

US$:	U.S. dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds
BRL:	Brazilian Reals

h)	EXPENSES INCURRED FOR THE FISCAL YEAR AND THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2003 AND 2002 (See Note 2.7.) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	2003					2002
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total
Salaries, social security taxes and other payroll expenses	269	55	44	—	368	440
Fixed assets depreciation	1,177	91	17	—	1,285	1,351
Fees and payments for services	300	136	73	—	509	569
Directors’ and statutory auditors’ fees	—	4	—	—	4	3
Insurance	—	13	—	—	13	15
Material consumption and other expenditures	49	4	5	—	58	85
Management fee	77	9	—	—	86	126
Transportation	12	1	1	—	14	17
Taxes, charges and contributions	34	3	10	—	47	49
Rentals	42	5	3	—	50	87
Commissions	—	—	22	—	22	29
Allowance for doubtful accounts	—	—	66	—	66	232
Recovery of doubtful accounts	—	—	(79)	—	(79)	—
Net book value of fixed assets retired	—	—	—	—	—	6
Depreciation of intangible assets (2)	5	3	—	—	8	35
Employee terminations	—	—	—	42	42	53
Tax on checking account debits and credits	—	29	—	—	29	46
Other	1	—	1	29	31	94

Total 2003	1,966	353	163	71	2,553

Total 2002	2,203	439	442	153		3,237

(1)	Includes 20 million and 22 million corresponding to cost of services provided as of December 31, 2003 and 2002, respectively.

(2)	Not including 16 and 7 in 2003 and 2002, respectively, corresponding to depreciation of deferred expenses, which are exposed in financial income/(loss).

Operating and Financial Review and Prospects

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) for the fiscal year and the twelve-month period ended December 31, 2003 and 2002, respectively. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see Notes 2.2., 2.4. and 2.5. to the consolidated financial statements).

CRITICAL ACCOUNTING POLICIES

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”). The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s Management to make estimates and assumptions. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents its and Telefónica de Argentina S.A. (“Telefónica”)´s critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to its consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company and Telefónica will continue as a going concern on the valuation and classification of assets and liabilities.

•	the assumption that Telefónica will not default in the payment of its debt, with regard to the classification of its noncurrent debt.

•	the valuation of the goodwill generated by the Company’s investment in Telefónica, based on the Company’s and Telefónica’s Management’s current estimates of future cash flows (see Note 2.5.i) to the consolidated financial statements).

•	the appropriateness of depreciable lives for each category of fixed assets.

The Company and Telefónica believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica’s Management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to their financial position, as well as to Telefónica’s results of operations. Telefónica’s Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a long lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method in accordance with accounting principles in Argentina. Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make assumptions about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica’s Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

1

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

Telefónica has estimated based on current assumptions that the carrying amount of its fixed assets for the telecommunications business of 4,751 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets) and tax on minimum presumed income of 55 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets) of Telefónica as of December 31, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica’s current estimates of future cash flows within the scope of the Transfer Contract; that will depend on the effect of the final outcome of the tariff renegotiation (See Note 11. to the consolidated financial statements).

•	the creation of reserves for contingencies in Telefónica assessed as likely by its Management, based on its estimates and in the opinion of legal counsels (see Note 12. to the consolidated financial statements with respect to unreserved contingencies).

•	the Company’s and Telefónica’s Management assess the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s and Telefónica’s Management consider the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, taking into account the variables that affect future tax results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 11. to the consolidated financial statements), the Company and Telefónica have established an allowance against their net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income.

•	the creation of allowances in Telefónica, amounting to 224 million set up mainly to cover a portion of overdue sales receivables that total 198 million as of December 31, 2003, based on Telefónica’s estimations regarding the terms and conditions of their potential future collection.

•	Telefónica has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.8. and 14. to the consolidated financial statements. Telefónica’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, currently in default, because its recoverability it’s not currently guaranteed by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. Telefónica’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see Notes 2.5.c) and 14. to the financial statements).

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities a s of the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year/period being reported. Final results may differ from those estimated by the Company’s and Telefónica’s Management. See Note 20. to the consolidated financial statements.

Among other issues, the financial statements contemplate the effect derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them. See Note 20. to the consolidated financial statements.

2

ARGENTINE GAAP APPLIED

The Governing Board of Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolutions (“RTs”) No. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles relating to valuation and disclosure. These resolutions were adopted, with certain amendments, by Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) to become mandatory for the Company for the preparation of financial statements covering fiscal years beginning after October 1, 2002, except for RT No.20, that has become mandatory for the preparation of financial statements covering fiscal years beginning after January 1, 2003. These new rules were approved, with certain amendments, by the CNV in its Resolution No.434/03 dated January 14, 2003, to be applied to the preparation of financial statements for fiscal years commencing on or after January 1, 2003 with the possibility of applying them in advance.

For that reason, the Company’s and Telefónica’s financial statements have been prepared in accordance with the accounting standards, approved by the CPCECABA and with the amendments adopted by the CNV (see Notes 2.2. and 2.4. to the consolidated financial statements).

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs No. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, the CPCECABA approved RT No. 21 with some amendments. RT No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s Operating and Financial Review and Prospect, the approval of the above mentioned RT is pending by the CNV.

The main amendments introduced by the new accounting standards, in accordance with Resolution No. 434/03 of the CNV, applicable to the Company and to its controlled companies are: a) the accounting measurement of certain receivables and liabilities at their discounted value, b) the recognition of derived financial instruments at their fair value at the date of the measurement, (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company and Telefónica’s business and their results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica’s business; and

•	the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

EVOLUTION OF THE CURRENT MACROECONOMIC SITUATION AND FINANCIAL SYSTEM IN ARGENTINA

Following the institutional, political, economic, financial and social crisis of December 2001 which caused the National President Fernando De la Rúa to resign, after a succession of several substitutes the National Congress appointed a transition government headed by Eduardo Duhalde, who handed over power to the current national President, Néstor Kirchner, in May 2003. The presidential elections had taken place on April 27, 2003 and the candidate and former president Carlos Menem had won in the first round with only 24% of the votes, followed by Néstor Kirchner with a difference of only two points, thus requiring a run-off election. However, Carlos Menem decided to resign to his candidacy before the run-off, and his opponent automatically became winner of the election.

In November 2003 the election process was concluded. This process involved the election of provincial governors, municipal mayors, national legislators (both representatives and senators) and local legislators, who

3

took office on December 10, 2003, and caused the Peronist Party to gain control of 16 out of 24 governorships and the alignment of Corrientes and the City of Buenos Aires. Therefore, the Peronist Party could be featured as hegemonic, as it also has absolute majority in both chambers of the National Congress.

In sum, President Kirchner’s consolidation in power, despite having been elected with only 22% of the votes, cleared the institutional scenario, and his decision to keep Roberto Lavagna as Ministry of Economy has ensured the continuation of the economic policies. In the economic field proper, there was an extremely favorable international scenario combined with enhanced prospects driven by the change of President, the foreign exchange rate stability and increased economic activity.

The high international prices of commodities boosted on the positive effect of the high exchange rate on agricultural producers, in a year with record-high crops. In addition to contributing to economic growth, this led to a significant supply of foreign currency that resulted in a decrease in the exchange rate during the year (to $2.93 per US dollar from $3.37 per US dollar). In view of the strong inflow of foreign currency and the lower demand due to the better prospects, the Banco Central de la República Argentina (“BCRA”) recurrently intervened in the market to maintain the exchange rate from $2.80 to $3.00 per US dollar, a level that continued favoring import substitution and exports. By doing so, the BCRA also managed to recompose its Liquid Reserves, which increased by US$4,000 million at year-end. Based on this exchange rate and the increase in internal demand it was estimated that the Gross Domestic Product (GDP) would grow in excess of 7% during 2003, establishing a higher threshold for economic expansion during 2004. If the current activity levels remain steady, a 3.3% growth rate is anticipated for 2004.

Although the increase in activity in early 2003 was focused on the construction, industry and agriculture sector, as the year progressed it expanded to the rest of the sectors. Since October 2003 all sectors have grown in comparison to 2002. The recovery in the activity levels was reflected in tax collections, added to the positive effect already experienced in withholding amounts. Therefore, despite the increase in expenditures the National Government ended the year with a primary surplus of 2.5% of the GDP, which exceeded the target set in the agreement entered into with the International Monetary Fund (“IMF”).

The effects of the increase in activity levels and better prospects was also reflected in the financial sector. The Merval closed above 1,000 points and had a cumulative expansion in excess of 90% in 2003. In addition to the growth forecasts, the low international interest rate was also of critical importance in the evolution of the referred stock market index. Besides, deposits also increased despite the drop in interest rates because of international interest rates and a lower perception of risk by depositors. Liquidity in the economy measured as a percentage of the GDP is near the average levels prevailing during the convertibility period.

In this context, the lower exchange rate and the continued freeze on tariff rates caused prices to change slightly: at retail levels, the inflation rate stood close to 4.0% at year-end, while at wholesale levels inflation closed the year reaching almost 2.0%.

These improvements in the economy, which occurred mainly after the May elections, still need to be supported by substantive solutions to the numerous yet unsolved problems derived from the disorderly exit from the convertibility system.

Certain adverse events also took place concurrently with the positive events mentioned above which also require the Government’s attention as they could, inter alia, hold back economic performance in the medium term, namely: (i) a strong increase in the money supply for maintaining the exchange rate; (ii) the movement of the economy is cash-dependent, due to the shortage of credit; (iii) the relationship between the price of durable goods and real property and the low salaries hampers the demand for credit; (iv) the growth in exports is mainly price-driven and focused on commodities, in particular in crops and oil sub-products; industrial exports do not react despite the high real exchange rate.

The following issues are still pending solution : (i) the restructuring of the financial system, including the closedown of institutions or the capitalization of those institutions with insufficient net worth; (ii) the elimination of the prohibition to carry out judicial foreclosures; (iii) the renegotiation of utility contracts and adjustment of rates; (iv) the double severance payment in case of dismissal; and (v) the reinstatement of a set of “rules of play” that allows to regain the investors’ confidence.

Forecasts on the exchange rate show a relative stability of the Peso against the US Dollar as compared to current levels. The supply of foreign currency due to trade surplus and the inflow and repatriation of capitals will continue to compensate the weak private demand in the exchange market and residual capital outflow, with the market being balanced by the strong intervention of the BCRA by purchasing the excess of US dollars. Real interest rates

4

are expected to continue at low levels awaiting an acceleration in lending, and the acceptance of deposits would presumably be aimed at overcoming liquidity constraints of the commercial banks.

A further recovery in economic activity is expected for 2004, as a consequence of the greater confidence of market players and a gradual improvement in the business environment. Inflation rate would remain under control, although further increases in private salaries and potential adjustments in utility rates are anticipated for the next quarters. Therefore pass-through levels (the transfer from the devaluation rate to the inflation rate) could continue to increase, as a positive inflation rate is expected. Social and employment problems are expected to remain at high levels, but will gradually slow down as the economy continues to grow.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	December 31,
	2003	2002
Wholesale price index (% change) (1)	2.0	118.2

(1)	Price index figures are for the years ended December 31, 2003 and 2002.

	December 31,
	2003 (3)	2002 (2)
Gross domestic product (annual % change)	7.0	(11.5)

(2)	Official data.

(3)	Projection estimated by the Company.

TELECOMMUNICATION RATE REGULATION

Law No. 25,561 provided for: (1) the annulment of U.S. dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above mentioned contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No.25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

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In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomical formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above mentioned, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power issued Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public licenses utilities to contractor or lender to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If as a result of the above mentioned renegotiation future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract, such rate system would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of this Operating Financial Review and Prospect review, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No.72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted

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regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

COMPARISON OF CONSOLIDATED RESULTS OF OPERATIONS FOR THE FISCAL YEAR AND THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2003 AND 2002, RESPECTIVELY

All references made below to 2003 and 2002 are for the fiscal year and the twelve-month period ended December 31, 2003 and 2002, restated as described in Note 2.2. to the consolidated financial statements.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in Note 2.2. to the consolidated financial statements. References to “in current terms” are to figures not restated by inflation.

As explained in Note 2.1. to the consolidated financial statements the Company has consolidated, line by line, its statement of operations for the fiscal year ended December 31, 2003 with the consolidated statements of operations included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the fiscal year ended December 31, 2003. Additionally, considering the change in the fiscal year-end from September 30 to December 31 of each year (see Note 2.3. to the consolidated financial statements), the statements of operations as of December 31, 2002, comprise the twelve-month period between January 1 and December 31, 2002, to enable comparison with the results and variations for the fiscal year ended December 31, 2003. The above-mentioned statements were calculated by the Company by subtracting from the amounts corresponding to the financial statements for the fiscal year ended September 30, 2002, the amounts corresponding to the financial statements for the three-month period ended December 31, 2001, and adding the amounts corresponding to the financial statements for the three-month fiscal year ended December 31, 2002, after computing the effects of the new accounting principles (see Note 2.4. to the consolidated financial statements) and of the mechanism to restate amounts in constant currency described in Note 2.2. to the consolidated financial statements.

Cointel revenues

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock and its sole substantial source of cash revenues is dividends paid on such stock.

Net Revenues

Net revenues decreased by 10.1% to 2,750 million in 2003 from 3,060 million in 2002.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Macroeconomic Situation and the Financial System in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 21.6% in prices measured in real terms partially offset by an increase in the consumption of sundry services and a decrease in discounts to customers and a decrease in price renegotiation with other operators.

The following table shows operating revenues in millions of pesos by category of services for the fiscal year and the twelve-month period ended December 31, 2003 and 2002, respectively, restated as described in Note 2.2 to the consolidated financial statements.

	(in million of Argentine pesos)
	2003	2002	Variation
Basic telephone service
Measured service	807	922	-12.5%
Monthly basic charges (1)	666	823	-19.1%
Special services	381	396	-3.8%
Installation charges	32	40	-20.0%
Public phones	180	224	-19.6%
Access charges	323	294	9.9%
International long-distance service	105	94	11.7%
Direct lines	83	86	-3.5%
Publishing of telephone directories	64	65	-1.5%
Other	109	116	-6.0%

Total	2,750	3,060	-10.1%

(1)	Includes basic charges and charges for supplemental services.

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The main variation (in million pesos, restated as described in Note 2.2. to the consolidated financial statements) refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

Measured service decreased by 12.5% to 807 million in 2003 from 922 million in 2002. The variation was mainly due to a decrease in rates measured in real terms by approximately 21.6% as a result of applying the same rate per telephone pulse of $0.0469 in each year in the inflationary context previously described and a decrease of approximately 7.8% in the total average number of billable lines, partially offset by: (i) a decrease in commercial discounts and in discounts in 2003 compared to 2002, and (ii) a 16% increase in average local and national long-distance consumption per line.

Monthly basic charges decreased by 19.1% to 666 million in 2003 from 823 million in 2002. The variation was mainly due to the rate reduction in real terms (net of discounts) of about 21.6% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously.

Special services decreased by 3.8% to 381 million in 2003 from 396 million in 2002. This change was mainly attributable to the effect of inflation, which stood at 21.6%, almost fully offset by an increase of 7 million in Digital Trunk Access services, 25 million in prepaid cards, and 22 million in Internet access and traffic in current terms, mainly due to higher consumption.

Revenues from installation charges decreased by 20% to 32 million in 2003 from 40 million in 2002. The change was principally due to a decrease in prices in real terms, partially offset by an increase in line connections.

Revenues from public phones decreased by 19.6% to 180 million in 2003 from 224 million in 2002. The decrease was mainly due to a drop in prices in real terms of about 21.6% slightly offset by a 5.2% increase in the average lines of public telephony service and a 5.2% increase in the average consumption by line.

Access charges revenues as of December 31, 2003 and 2002, amounted to 323 million and 294 million, respectively, representing an increase of 9.9%. This change was due to an average increase in interconnection consumption of approximately 5% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 10.6% in real terms. Revenues for 2003 include 51 million of non-recurrent amounts relating to price renegotiation (see Note 2.5.o) to the consolidated financial statements).

International long-distance service revenues increased by 11.7% to 105 million in 2003 from 94 million in 2002. This increase was mainly due to: (i) a 37% increase in customers outgoing tariffs in pesos in real terms mainly because of a decrease in discounts (ii) a 7.8% increase the incoming traffic liquidated with other international carriers and (iii) a decrease in the outgoing traffic liquidated with other international carriers of approximately 8%. All of them were partially offset by a 19.1% decrease in customers’ outgoing traffic.

Revenues from Direct lines were 83 million in 2003, a 3.5% decrease as compared to 86 million in 2002. This reduction is due to the 21.6% price drop in real terms, partially offset by an increase in digital direct lines of approximately 14% in current terms.

Revenues from the publishing of telephone directories were 64 million in 2003 that compared with 65 million in 2002 represent a decrease of 1.5%. This variation is mainly due to a drop in the publishing prices in real term, partially offset by an increase in average invested amounts by advertisers.

“Other” income decreased to 109 million in 2003, from 116 million in 2002 which represents a decrease of 6.0%. This variation is mainly due to the price drop in real terms, offset by an 11.0% increase in invoicing services and collections, satellite and other services and a 12.0% increase in the sale of fixed terminals.

Cost of services provided, Administrative expenses and Selling expenses

Cost of services provided, administrative expenses and selling expenses decreased by 19.5% to 2,508 million in 2003 from 3,116 million in 2002.

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The following table shows the breakdown of expenses for the fiscal year and the twelve-month period ended December 31, 2003 and 2002 (net of intercompany eliminations), restated as described in Note 2.2. to the consolidated financial statements.

	(in million of Argentine pesos)
	2003	2002	Variation
Salaries, social security taxes and other personnel expenses	368	440	-16.4%
Depreciation of fixed assets and intangible assets (1)	1,293	1,386	-6.7%
Fees and payments for services	509	569	-10.5%
Material consumption and other supplies	58	85	-31.8%
Allowance for doubtful accounts (2)	(13)	232	-105.6%
Sales cost	26	32	-18.8%
Management fee	86	126	-31.7%
Other	181	246	-26.4%

Total	2,508	3,116	-19.5%

(1)	Excluding the portion corresponding to financial expenses.

(2)	In 2003, net of 79 million of doubtful accounts’ recovery.

The main variations (in million pesos, restated as described in Note 2.2. to the consolidated financial statements) refer to:

Salaries, social security taxes and other personnel expenses decreased by 16.4% to 368 million in 2003, from 440 million in 2002. The variation was mainly due to a drop in salaries in real terms. En current terms, salaries and social security taxes increased 27 million, or 8.3%, to 351 million in 2003 from 324 million in 2002. This variation is mainly due to salary raises and non-salary additional amounts granted to the employees for the reasons mentioned in “Increases in allowances-salaries” slightly offset by a decrease in Telefónica’s average headcount, to 8,867 in 2003 from 9,204 in 2002.

The productivity index, measured as lines in service by employee grew from 464.8 in 2002 to 477.2 in 2003, which represents approximately a 3% increase.

Total depreciation presented a decrease to 1,293 million in 2003, from 1,386 million in 2002. The decrease was mainly due to assets that were no longer depreciated during the years compared including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

Fees and service charge decreased by 10.5% to 509 million in 2003 from 569 million in 2002. This change mainly resulted from the effect of inflation in current amounts of approximately 20.5%. In Telefónica, in current terms there was an increase in 57 million, or 12.8%, to 502 million in 2003 from 445 million in 2002 in Telefónica.

The following increases resulted from the above mentioned changes: i) fees for technical services and IT and advice and consulting services of 12 million due to the combined renegotiation of prices and the number of service agreements; ii) interconnection charges with other operators of 26 million as a consequence of the renegotiation of prices and increase in consumption, including 15 million relating to non-recurrent effects in the future; iii) advertising charges of 10 million for mass media advertising and telemarketing campaigns; iv) 13 million in building maintenance, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to the SK Tower; and v) security services, communication charges and traveling expenses of 4 million. These increases were partially offset by a reduction in network maintenance of 6 million lower expenses in cable theft that had a material impact in 2002 and the maintenance of hardware and software of 3 million.

Costs for consumption of materials and other supplies decreased from 85 million in 2002 to 58 million in 2003, which represents a 31.8% decrease. The main cause of the difference is the effect of the adjustment for inflation on current amounts of 30.9%.

The charge to income for the allowance for doubtful accounts, which stood at 232 million in 2002, reflected a reversal of the allowance uncollectable bad debts of 13 million in 2003. This reversal is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, Telefónica prepared a new estimate of its past due trade receivables, taking into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability plans implemented by Telefónica by the end of 2002. In 2003, Telefónica has designed different plans to manage overdue balances and collections, resulting in a decrease in the charges of the year and recovery of provisioned customers. The effect in 2003 could be summarized as follows: in the first place, charges for the allowance for uncollectable debts amounted to 66 million, representing a 71.6% decrease as compared to

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232 million in 2002. On the other hand, a total recovery of 79 million was recorded in 2003 from collection of balances from debtors in arrears.

The cost of sales decreased to 26 million in 2003 as compared to 32 million in 2002. The main cause of the reduction is the effect of the adjustment for inflation on charges in current currency. The charge to income for cost of sale of equipment, telephone accessories and other supplies increased by 8 million in current terms, or, 100%, to 16 million in 2003 as compared to 8 million in 2002. This change mainly results from the increase in ADSL modem sold by 3 million and other inventories of 8 million, not offset by a reduction in sales of mobile terminals.

The charge to income for management fees dropped from 126 million in 2002 to 86 million in 2003, representing a 31.7% reduction. The main cause of this decrease is the effect of the adjustment for inflation on current charges of 33% as compared to 2002 and a decrease in the percentage used to determine the obligation, from 9% to 4% since May 2003, as described in Note 9.2.3. to the consolidated financial statements partially offset by a 15.5% increase in income considered for fee calculation.

The charge to income of other operating costs decreased from 246 million in 2002, to 181 million in 2003, representing a 26.4% decrease. The variation was mainly due to the decrease in costs in real terms of approximately 21.6%. Particularly, in current terms, there was a 15 million decrease, or 7.7%, from 194 million in 2002 to 179 million in 2003, mainly due to a 17 million decrease in leases related to the transfer of the corporate headquarters to the new building, offset by an increase in taxes of 6 million due to the higher activity and increased cost of insurance of 1 million.

Depreciation of goodwill on investment in Telefónica

Goodwill on investment in Telefónica corresponds to the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method and consequently there was no variation in 2003 as compared with 2002.

Financial gains and losses

In 2003 and 2002 consolidated gross capitalized interest totaled 8 million in each year (see Note 2.5.g) to the consolidated financial statements):

In 2003 and 2002, net financial gains and losses amounted to a gain of 274 million and a loss of 3,523 million, respectively, representing an increase of 3,797 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that net of the result from the monetary gain/loss, amounted to a gain of 918 million in 2003 from a loss of 2,816 million in 2002. In addition, net interest charges, financial charges and financial readjustments decreased by 23 million, to a loss of 586 million in 2003 from a loss of 609 million in 2002, mainly due to the increase in real terms of interest charge from the pesos denominated negotiable obligations of the Company. This variation was partly offset by a decrease in the average exchange rate, a decrease in Telefónica´s financial payables and of the interest rate applied to the debt with TISA.

Other expenses, net

Other expenses, net decreased to 71 million in 2003 from 153 million in 2002, representing a 53.6% decrease. Such decrease includes 20 million corresponding to the effect of the adjustment for inflation on current charges. There was a decrease of 62 million, or 46.6%, in current terms, to 71 million in 2003 from 133 million in 2002. The change in current terms mainly results from a reduction in contingency charges, a decrease in fixed assets retirement and in employee termination charges.

Income tax

The charge to income of 50 million in 2002 corresponds mainly to the reversal of net deferred taxable liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see Note 2.5.m) to the consolidated financial statements).

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Net income/loss

Net income increased from a loss of 2,504 million in 2002 to a gain of 277 million in 2003, mainly due to the variation of holding and financial income/(loss).

TAXES

- Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in Telefónica’s financial statements. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by Telefónica in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No.86/96, which provided that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No.86/96 made by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No.86/96 that Telefónica had filed. Telefónica then filed a motion for reconsideration against Resolution SC No.4,583/99, the outcome of which is pending.

Additionally, Telefónica calculates the Minimum Presumed Income Tax that will be in effect for ten fiscal years. This tax is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that Telefónica’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

- Valued Added Tax: VAT does not have a direct impact on the results of operations of Telefónica. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services.

- Other Taxes: the tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on total monthly revenues from Telefónica for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see Note 13. to the consolidated financial statements).

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The following activities: print media, radio and freight transportation are exempt from such repeal until July 31, 2003.

Tax Reform:

At the end of 2000, the National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

- Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $1,500.

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a consideration that the above changes shall not have a significant impact on Telefónica.

- Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law No. 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, had been suspended until December 31, 2003. Law No. 25,868 renew such suspension until December 31, 2004.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1,002/02 and General Resolution (AFIP) No.1,303, respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at 500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

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The National Congress recently passed a tax reform law in connection with Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of telecommunication services to persons under the Simplified Scheme becomes subject to the general 21% VAT rate instead of the differential 27% rate currently applicable, and invoicing of the tax increase is eliminated. The law is currently being reviewed by the National Executive Power.

- Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulletin on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law No. 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

The creation of this tax implies an increase in Telefónica’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At Telefónica’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes Telefónica, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

- Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1,387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

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Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

- Increases in allowances-salaries

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of 100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of 130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of 150 monthly payment to be made between March 1 and June 30, 2003.

Decree No. 905/03 increased the non-wage allowance referred to above by 200 as from May 1, 2003 and until December 31, 2003.

Decree No. 392/03 stated the increase in the basic remuneration of employees included in the collective bargaining agreements as from July 2003 in the amount of 28 a month during 8 months until the total amount of 224 is reached. Simultaneously, the non-wage allowance set forth by the referred decrees will be reduced until it be fully eliminated. In addition, Decree No. 905/03 is extended until the referred non-wage amount be eliminated, i.e. February 2004.

Once such amounts become part of the salary, they will be subject to withholdings and contributions generally established.

- Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by Telefónica through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Pursuant to Law No. 745, the Government of the City of Buenos Aires, amended, effective as of January 1, 2002, the calculation of the taxable basis for the international telecommunications service, which would be made up by all the compensations to which the company residing in the Argentine Republic is entitled to.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

- Tax on personal assets

Law No. 25,585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers Telefónica to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

Decree No. 998/03 and General Resolution No. 1,497 of the Argentine tax authorities regulated the application of the law and established the date and manner of filing the appropriate tax return and effecting payment.

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Liquidity and Capital Resources

In 2003 and 2002, the Company borrowed funds from TISA to manage its liquidity and Telefónica used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s consolidated cash and cash equivalents amounted to 355 million and 399 million as of December 31, 2003 and 2002, respectively. Cash and cash equivalents in 2003 decreased by 44 million, equivalent to 11%. As of December 31, 2003, 93% of Company’s cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 4% as of December 31, 2003.

Cash provided by operating activities in 2003 increased by 29 million, or 2%, to 1,485 million in 2003 from 1,456 million in 2002.

Financial Resources

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 20. to the consolidated financial statements, as of the date of issuance of these Operating and Financial Review and Prospects, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Funds used for the purchase of fixed assets for the fiscal year and the twelve-month period ended December 31, 2003 and 2002 totaled 141 million and 136 million, respectively, (in 2003 net of 45 million financed with trade payables and in 2002 net of 29 million of capitalized exchange differences and of 15 million financed by bank and other financial payables).

As of December 31, 2003, Telefónica has borrowed funds for long term from major financial institutions in an amount of 314 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests, except some encumbrance allowed on its assets or on present or future revenues, unless certain predetermines conditions are met. Additionally, Telefónica used other long-term bank credit lines to finance imports from different commercial banks.

As of December 31, 2003, the Company, Telefónica and Telinver owed approximately 2,029 million (approximately US$692 million) to related parties, which mature between January and August 2004. These loans accrued interests at LIBOR rate plus 8% or 9% per annum, depending on each company. These agreements established the usual commitments for this kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company and Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2003, the Company has classified as current liabilities, maturing in September 2004, a loan of US$7 million (equivalent to 20 million at the exchange rate in effect at December 31, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings, are filed for amounts in excess of certain net equity percentages of the Company, Telefónica or material subsidiary in accordance with the definition

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stipulated in such loan agreements. As of the date of issuance of this Operating and Financial Review and Prospects, Telefónica and the Company have obtained a waiver in respect of procedures of this nature that were pending against the Company and Telefónica as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange the Company’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediately and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, Telefónica settled a portion of Telefónica’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of the Company’s negotiable obligations denominated in U.S. dollars and acquired by Telefónica; plus (ii) the amount of the nominal value of the Company’s notes denominated in pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of the Company’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on the Company’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by Telefónica as described above.

Pursuant to the exchange transaction described in Note 7.3.1.b), in August 2003 Telefónica assigned as principal at maturity plus unpaid accrued interest paid by Telefónica, an amount equivalent to US$174 million of the Company’s negotiable obligations (Class A and B) to TISA, thereby setting financial debts of Telefónica with TISA in an equivalent amount.

The following table contains a breakdown of Telefónica’s investments in fixed assets (1) for the years ended December 31, 2003 and 2002.

	Millions of Argentine pesos
	2003	2002 (2)
Land, buildings and equipment	2	4
Transmission and switching equipment	85	74
External plant	7	20
Telephone equipment	17	14
Materials	21	10
Other	54	29

Total	186	151

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.

(2)	In 2002 net of 29 million corresponding to the capitalization of exchange differences.

Goodwill’s booked value generated by the investment in Telefónica and fixed assets relating to Telefónica’s Telecommunication business recorded as of December 31, 2003, were valued calculating their recoverable value on the basis of the Company’s and Telefónica’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether the amounts booked for such assets, as of December 31, 2003, of 323 million and 4,751 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets), respectively, are fully recoverable, will depend on the effect of the final outcome that the tariff renegotiation may have on the Company’s and Telefónica’s economic-financial equation (see Note 11. to the consolidated financial statements).

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Exchange of Negotiable Obligations

On May 19, 2003 Telefónica’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica paid US$52.1 million in cash. Additionally Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations as included in the exchange offer are the Company’s Series A notes issued in July 1997 for US$225 million and Series B notes for 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 7.3.3. to the consolidated financial statements, Telefónica transferred the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

After the exchange completed on August 7, 2003, Telefónica’s outstanding notes and amounts are as follows:

Month and year of issuance	Nominal amount (in millions)	Term (in years)	Maturity (month and year)	Annual interest rate (%)	Use of proceeds
11/94	US$79 a)	10	11/2004	11.875	b)
05/98	US$125.6	10	05/2008	9.125	b)
06/02	US$71.4	4	07/2006	9.875	c)
08/03	US$189.7	4	11/2007	11.875	c)
08/03	US$220	7	11/2010	9.125	c)
08/03	$0.1 d)	8	08/2011	10.375	c)
08/03	US$148.1	8	08/2011	8.85	c)

a)	Net of US$ 2 million called in December 2003.

b)	Financing of investments in fixed assets in Argentina.

c)	Refinancing of liabilities

d)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

Telefónica’s shareholders’ meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

Telefónica’s shareholders’ meeting held on December 19, 2003 approved a global program of simple negotiable obligations which are not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

Foreign-Denominated Debt, Receivables and Investments

The Company’s financial and bank payables in foreign currency as of December 31, 2003 amounted to approximately US$1,824 million (approximately 5,347 million), 21 million euro (approximately 79 million), and 7,853 million Japanese yen (approximately 214 million).

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As of December 31, 2003, the Company also had the equivalent of approximately 183 million of trade and other payables denominated in foreign currencies.

In addition, 479 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen- U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with its 7.8 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders equity.

Additionally, in December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with Telefónica’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Also, Telefónica uses currency future contracts to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003, Telefónica entered into currency future contracts known as non-deliverable forwards (“NDF”) with Deutsche Bank and Banco Santander Central Hispano (“BSCH”), whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because swaps are exchanged for the net resulting amounts, amounting to US$25 million, maturing in April 2004. The guarantees granted by Telefónica for these operations amounted to US$1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

At December 31, 2003, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)		Counterparty	Hedge maturity or closing date	Future exchange rate	Notional value (millions)
Interest 2007 Bonds	US$	11.2	Deutsche Bank	04/20/04	$/US$2.965	US$	10.0
Interest 2004 Bonds	US$	4.8	Deutsche Bank	04/22/04	$/US$2.960	US$	5.0
Interest 2010 Bonds	US$	10.0	Deutsche Bank	04/23/04	$/US$3.00	US$	5.0
			BSCH	04/28/04	$/US$3.00	US$	5.0

At December 31, 2003, there were no significant changes in the market value of the mentioned future contracts.

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Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company, Telefónica and its controlled company:

	Payments due by period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years		3-4 years		4-5 years	After 5 years
Contractual obligations
Bank and financial payables (1)	7,155	3,556	837	(2)	809	(2)	525	1,428
Other obligations (3)	822	652	63		24		21	62

Total contractual cash obligations	7,977	4,208	900		833		546	1,490

Other commercial commitments (4)	109	58	48		3		—	—

Total	8,086	4,266	948		836		546	1,490

(1)	Includes preferred stock and preferred dividends.

(2)	Includes US$16.5 million and US$7 million, respectively, corresponding to a loan whose original maturity date was noncurrent and that the Company has classified as current liabilities as of December 31, 2003, maturing in September 2004, regarding the maximum term provided by the waiver mentioned in Note 9.2. to the notes to the consolidated financial statements.

(3)	Includes 199 million in foreign currency liabilities as of December 31, 2003.

(4)	Includes 30 million principally related to certain frame agreements, which Telefónica will apply of in accordance to its needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company and Telefónica estimated interest payable based on interest rates in effect at December 31, 2003. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 96% of these obligations are foreign currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2003. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and Development, Patents and Licenses.

The Company and Telefónica do not incur in any research and development expenses. Their holds no material patents and do not license to others any of its intellectual property. In connection with its provision of telecommunication services, Telefónica plans infrastructure development based upon present and projected future demand of such services. Telefónica acquires the necessary technology, including equipment, from third parties.

Statistical Data

The following table provides certain basic information relating to the development of Telefónica’s domestic telephone system.

	2003	2002
Billable lines of measured service	3,787,969	3,637,956
Lines installed	4,570,739	4,561,447
Lines in service	4,168,825	4,182,277
Lines in service per 100 inhabitants	24,4	24,7
Lines in service per employee	477,2	464,8
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	107,529	101,552

Prospects of the Company and Telefónica

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock. Therefore, the information about trends that follows corresponds to Telefónica’s business.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns,

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mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company and Telefónica have the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme;

•	achieving a predictable regulatory framework that enables it to develop their business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating Telefónica as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into a customer-focused organization; and

•	improving Telefónica’s external and internal image.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the second semester of 2003, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002, Telefónica continues to operate in a very difficult and volatile environment. In particular, the Company and Telefónica expect that the following circumstances may have a material effect on the results of its operations in future years:

•	the outcome of the renegotiations of tariffs with the Argentine Government;

•	the uncertainty generated by the Company’s and Telefónica’s need to roll over current liabilities and to continue obtaining waivers from their creditors;

•	how the Government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s and Telefónica’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially all of their liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s and Telefónica’s operations and their financial position. The Company and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ Cecilia Maestri

Name:	Cecilia Maestri
Title:	Power of Attorney

Date: March 10, 2004

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